Quarterly Review – March 31, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Provident Trust Strategy Fund

Investment Objective Seeks long-term growth of capital by investing mainly in a limited number of multi-capitalization growth stocks of U.S. companies.

Manager - The FMI Provident Trust Strategy Fund (the “Fund”) is advised by Fiduciary Management, Inc. of Milwaukee.  On September 9, 2002, the shareholders of the Fund named the Provident Trust Company of Waukesha, Wisconsin as sub-advisor for investment management.  Provident was founded in 1999 and is controlled by the principals of the firm.

Investment Professionals - J. Scott Harkness, CFA, President, and Chief Executive Officer of the Provident Trust Company, is responsible for the day-to-day management of the Fund.

Strategy – The Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 5001 domestic stock market index returns over full investment cycles.  (A typical investment cycle last 5-7 years and includes both a 30% advance and a 20% decline.)  The FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money markets to moderate volatility, and selects common stocks of all market capitalizations, generally of companies having a market capitalization of $1 billion or more at the time of purchase.  Stock selection criteria include improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential.  The Fund is a non-diversified investment company; please see the prospectus for further details.

Fund Information
Inception Date	12/30/86
Net Assets	$120.6 million
Net Asset Value	$8.10
Expense Ratio	1.00%
Ticker	FMIRX

Top Ten Holdings
Cognizant Technology Solutions Corp.	7.3%
Express Scripts, Inc.	6.5%
DeVry, Inc.	5.9%
Infosys Technologies Ltd. SP-ADR	5.7%
Kohl’s Corp.	5.5%
Accenture Ltd.	5.1%
Visa Inc.	5.1%
Franklin Resources, Inc.	4.7%
The TJX Companies, Inc.	4.6%
PNC Financial Services Group, Inc.	4.5%

Portfolio Valuations
P/E ratio (trailing one year)	18.7x
P/E ratio (forward 4 quarters)	16.9x
P/S ratio	1.8x
P/B ratio	3.1x
EV/EBITDA	8.7x
Number of holdings	22

Top Ten Sectors

Performance	Q1 2010	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	6.58%	36.34%	2.17%	6.69%	0.85%	9.88%
S&P 500	5.39%	49.77%	-4.17%	1.92%	-0.65%	9.50%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/30/86.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund gained +6.58% for the three months ended March versus the S&P 500’s +5.39% return.  More importantly, since being named manager on September 9, 2002, FMIRX gained +90.48% cumulatively versus +50.49% for the S&P 500.  FMIRX is positioned for a 2010 S&P 500 price range of 1200-1400 based on a P/E of 15-18x $75-$80 of earnings.  We expect improving employment, 3-4% GDP, 0% overnight interest rates throughout 2010, 10-year Treasury bond yields of 3-4.5% and minimal consumer inflation.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1
The Standard & Poor’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange.  The Standard & Poor’s Ratings Group designates the stocks to be included in the Index on a statistical basis.  A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding).  Stocks may be added or deleted from the Index from time to time.